UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number: 0-24342

REG TECHNOLOGIES INC.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Financial Statements for the Year-ended April 30, 2007

99.2	News Release - August 1, 2007

99.3	CEO Certification - August 20, 2007

99.4	CEO Certification Amended - August 29, 2007

99.5	CFO Certification - August 20, 2007

99.6	CFO Certification Amended - August 29, 2007

99.7	Form of Proxy for Annual General Meeting of Shareholders

99.8	Information Circular for Annual General Meeting of Shareholders

99.9	Management Discussion and Analysis - August 20, 2007

99.10	Management Discussion and Analysis Amended August 29, 2007

99.11	Notice of Annual General Meeting to Regulators - August 3, 2007

99.12	Notice of Annual General Meeting to Shareholders - August 20, 2007

99.13	Supplemental Return Card

99.14	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.
(Registrant)

Date: September 17, 2007	By:	/s/ John Robertson

John Robertson
	Title:	President